UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170033

DIVISION OF
CORPORATION FINANCE

January 17, 2017

Peter P. Radetich
Computer Task Group, Incorporated
peter.radetich@ctg.com

Re: Computer Task Group, Incorporated
Incoming letter dated January 4, 2017

Dear Mr. Radetich:

This is in response to your letter dated January 4, 2017 concerning the shareholder proposal submitted to CTG by Brian Harper. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Brian Harper
bharper@harperasset.com

January 17, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Computer Task Group, Incorporated
Incoming letter dated January 4, 2017

The proposal relates to the board of directors.

There appears to be some basis for your view that CTG may exclude the proposal under rule 14a-8(b). We note that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CTG omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

800 Delaware Avenue
Buffalo, NY 14209
716-882-8000
www.ctg.com

January 4, 2017

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSAL@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Computer Task Group, Incorporated - Shareholder Proposal Submitted by Harper Asset Management (the "Proposal")

Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Computer Task Group, Incorporated, a New York corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the proxy statement and form of proxy for its 2017 annual meeting of shareholders (collectively, the "2017 Proxy Materials"). For the reasons set forth below, the Company intends to exclude the Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), we are submitting this request for no-action relief via the Commission's email address, shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j) under the Exchange Act, the Company (i) has filed this letter with the Commission no later than 80 calendar days before it intends to file the definitive 2017 Proxy Materials with the Commission; and (ii) is simultaneously sending a copy of this letter and its attachments to Brian Harper of Harper Asset Management (the "Proponent") as notice of its intention to exclude the Proposal and supporting statement from the 2017 Proxy Materials and the reasons for the exclusion. We take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the Company.

SUMMARY OF THE PROPOSAL

The Proposal requests that the Company declassify its board of directors and allow for annual elections of directors. A copy of the Proposal is attached as **Exhibit A** hereto.

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide any proof that the Proponent satisfies the minimum ownership requirements of Rule 14a-8 notwithstanding the Company's timely and proper request for that information.

BACKGROUND

On October 21, 2016, the Company received the Proposal from the Proponent in the form of a letter in the U.S. mail. A copy of the envelope containing the letter postmarked on October 18, 2016 is attached as **Exhibit B** hereto. The Proponent did not attach any proof of ownership of the Company's voting securities to the Proposal.

The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any of its voting securities as of the date of submission of the Proposal. Consequently, the Company sought verification from the Proponent of his eligibility to submit the Proposal. On October 31, 2016, which was within 14 calendar days of the submission of the Proposal, the Company delivered a letter via Federal Express courier and email to the Proponent, requesting that he provide the Company with information to prove that he satisfied the minimum ownership requirements imposed by Rule 14a-8(b) as of the date that he submitted the Proposal (the "Deficiency Notice").

A copy of the Deficiency Notice is attached as **Exhibit C**, a copy of the Federal Express delivery confirmation is attached as **Exhibit D**, and a copy of the email sent by the Company is attached as **Exhibit E** hereto. The Deficiency Notice pointed out the following deficiencies in the Proposal:

- it did not specify the number of securities held by the Proponent;
- it did not provide proof of ownership; and
- it did not state that the Proponent will continue to hold the shares through the date of the shareholder meeting.

The Deficiency Notice informed the Proponent that correction of the stated deficiencies within 14 days after receipt of the letter would be required in order to have the Proposal included in the Company's proxy materials for its 2017 annual meeting of shareholders. The Deficiency Notice further described the requirements under Rule 14a-8(b), stating that proof of ownership may be in the form of:

> - A written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement.
>
> - If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares of the Company as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (ii) a written statement that you have continuously held the required number of share for the one year period as of the date of the statement.

On October 31, 2016, the same day on which the Company delivered the Deficiency Notice, Mr. Harper responded via reply email to the Deficiency Notice and stated that he has not been a shareholder for over a year and that he would not be providing the required supporting information or amending the Proposal per the requirements of Rule 14a-8. A copy of the Proponent's reply email dated October 31, 2016 is attached as **Exhibit F** hereto. To date, the Company has not received any further information correcting the deficiencies specified in the Deficiency Notice.

ANALYSIS

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not submit a response proving his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) requires that the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." According to the Company's records and the Proponent's statement in the reply email dated October 31, 2016, the Proponent has not been a holder of the Company's voting securities for over a year. Furthermore, the Proponent is not a record holder and has not delivered the proof of ownership establishing his eligibility to submit the Proposal using one of the two methods set forth in Rule 14a-8(b)(2).

Where a proponent fails to provide proof of ownership at the time he submits the proposal, the company must notify the proponent in writing of the procedural deficiency within 14 calendar days of receiving the proposal. A proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. Here, the Proponent has conceded that he does not meet the eligibility requirements under Rule 14a-8 because he has not held the requisite amount of the Company's voting securities for over a year, has provided no proof of his ownership of the Company's voting securities, and did not state his intention to continue to hold the shares through the date of the shareholder meeting.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and has granted no-action relief on numerous occasions where a proponent failed to respond to a company's request for documentary support indicating that the proponent satisfied the ownership requirements under Rule 14a-8(b). See, e.g., *Illumina, Inc.* (February 17, 2015); *Bank of America Corporation* (Feb. 28, 2014); *Hawaiian Electric Industries, Inc.* (Jan. 12, 2011); *E. I. du Pont de Nemours and Company* (Feb. 1, 2010); *KeyCorp* (Jan. 9, 2009); *Eli Lilly and Company* (Dec. 31, 2008); *General Electric Company* (Dec. 31, 2008); *Qwest Communications International Inc.* (Feb. 28, 2008); and *General Motors Corporation* (Feb. 19, 2008). The Staff has also granted no-action relief where the proponent provided information on the duration of its ownership that did not confirm continuous ownership of the requisite amount of shares for at least one year preceding and including the submission date. See, e.g., *Verizon Communications, Inc.* (Jan. 25, 2008); *Telular Corp. (Rossi)* (Dec. 5, 2003); *General Motors Corp.* (Apr. 3, 2001). Furthermore, the Staff has granted no-action relief where a proponent failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. See, e.g., *AT&T Inc.* (Jan. 3, 2013); *Verizon Communications Inc.* (Jan. 10, 2013); *International Business Machines Corp.* (Dec. 28, 2010).

Here, within 14 days of its receipt of the Proposal, the Company delivered via Federal Express courier and electronic mail the Deficiency Notice to the Proponent. The Proponent has conceded that he does not meet the eligibility requirements under Rule 14a-8 because he has not held the requisite amount of the Company's voting securities for over a year, has failed to provide the Company with any evidence of his ownership of any of the Company's voting securities and did not state his intention to continue to hold the shares through the date of the shareholder meeting within 14 calendar days after receipt of such notice by email. Accordingly, consistent with Rule 14a-8(f)(1) and the Staff's long line of no-action letters, the Company respectfully submits that exclusion of the Proposal from its 2015 proxy materials is proper pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1). Please note that the Company expects to submit the 2017 Proxy Materials for printing no later than the first week of April 2017; consequently the Company would appreciate it if the Staff could respond to this request by then.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (716) 887-7366.

Sincerely,

Computer Task Group, Incorporated

By: Peter P. Radetich

Peter P. Radetich
Senior Vice President, Secretary & General Counsel

Enclosures

cc: Brian Harper
Chief Investment Officer
Harper Asset Mgmt, LLC
bharper@harperasset.com

Exhibit A

Proposal

(See attached)

HARPER
ASSET MANAGEMENT, LLC

6680 Gunpark Drive, Suite 202B ♦ Boulder, CO 80301

October 5, 2016

Daniel Sullivan
Secretary
800 Delaware Ave
Buffalo, NY 14209
Computer Task Group, Inc

Dear Mr. Sullivan,

Brian Harper, having an address of ***FISMA & OMB MEMORANDUM M-07-16*** is a shareholder of at least $2,000 in CTG stock. Either myself or a representative intend to present the following proposal at the 2017 Annual Meeting of Shareholders:

RESOLVED: The stockholder requests that the company declassify the board of directors, allowing for annual election of Directors.

SUPPORTING STATEMENT:

The resolution moves that the board of directors take the efforts to declassify the board of directors, and allow for annual elections of board members. Having directors stand for elections annually and allowing removal makes directors more accountable to stockholders, and could thereby contribute to improving performance and increasing firm value. The classification of the CTG board is a relic which predates any member of CTG senior management or the board.

As far back as 2003, ISS argued that "the only real motive for board classification is to make it more difficult to change control of the board. A classified board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control. Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors' board seats are secure." ISS continued to advise voting FOR proposals to repeal classified boards in its 2014 U.S. Proxy Voting Summary Guidelines.

Shareholders are strongly urged to vote "YES" for this proposal.

Thank you and please let me know if you have any questions or comments.

Regards,

Brian Harper

Brian Harper, CFA
President
Harper Asset Mgmt, LLC
303-449-4887
bharper@harperasset.com

Exhibit B

Postmarked Envelope

(See attached)

HAM, LLC
6680 Gunpark Dr, Ste 202B
Boulder, Co 80301

DENVER CO 802

18 OCT 2016 PM 6 L


Shirley Temple
forever usa

Daniel Sullivan
800 Delaware Ave
Buffalo, NY 14209

14209-209499

Exhibit C

Deficiency Notice

(See attached)

[CTG Letterhead]

October 28, 2016

800 Delaware Avenue
Buffalo, NY 14209
716-882-8000
www.ctg.com

BY COURIER AND ELECTRONIC MAIL

Mr. Brian Harper, CFA
Harper Asset Management, LLC
6680 Gunpark Drive, Suite 202B
Boulder, CO 80301
bharper@harperasset.com

Re: Notification of Deficiency under Rule 14a-8

Dear Mr. Harper:

On October 21, 2016, we received a letter from you postmarked October 18, 2016, requesting that Computer Task Group, Incorporated (the "Company") include your shareholder proposal (the "Proposal") in the Company's proxy materials for its 2017 annual meeting of shareholders (the "Annual Meeting").

Based on a review of our records and of the information provided by you, we have been unable to conclude that the Proposal meets the minimum ownership requirements of Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy materials. In order to be eligible to include a proposal in the proxy materials for the Annual Meeting, Rule 14a-8 requires that a shareholder have continuously held at least $2,000 in market value or 1% of the Company's common stock for at least one year as of the date that the proposal is submitted. In addition, a shareholder must continue to hold those securities through the date of the meeting and must so indicate to the Company.

Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership verifying that at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. You have not provided this required information to us. To remedy this deficiency, you must submit proof of your ownership of the minimum amount of securities of the Company required by Rule 14a-8(b) as of the date that you submitted the Proposal. Your letter must also represent that you intend to hold these securities through the date of the Annual Meeting. As explained in Rule 14a-8(b), proof of ownership may be in the form of:

- A written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement.

- If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares of the Company as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (ii) a written statement that you have continuously held the required number of share for the one year period as of the date of the statement.

As a reminder, Staff Legal Bulletin No. 14F (SLB 14F) provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Rule 14a-8 requires you to correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. Pursuant to Rule 14a-8(f)(1), we are hereby formally notifying you that, to enable further consideration of the proposal, a response in compliance with Rule 14a-8 must be postmarked or transmitted electronically to the Company no later than 14 days from the date you receive this notification.

If you adequately correct the deficiencies within the required time frame, the Company will then address the substance of your proposal. The Company reserves the right to raise any substantive objections it has to your proposal at a later date. Please send any correspondence to my attention at peter.radetich@ctg.com.

Sincerely,

Peter P. Radetich

Peter P. Radetich
Senior Vice President & Secretary

Exhibit D

Federal Express Delivery Confirmation

(See attached)

Page 13 redacted for the following reason:
- -
FISMA & OMB MEMORANDUM M-07-16

Exhibit E

Email to Proponent

(See attached)

Peter Radetich

From:	**Peter Radetich**
Sent:	**Monday, October 31, 2016 10:24 AM**
To:	**bharper@harperasset.com**
Cc:	**Peter Radetich**
Subject:	**Fw:**
Attachments:	**scan.pdf**

Mr. Harper,

Please see the attached correspondence regarding your shareholder proposal

---

From: Peter Radetich
Sent: Thursday, October 27, 2016 11:49 AM
To: Peter Radetich
Subject:

ctg

Peter P. Radetich
Senior Vice President, Secretary & General Counsel
800 Delaware Avenue, Buffalo, New York 14209
Office: 716-887-7366
Mobile: 716-523-5719
your.email@ctg.com
www.ctg.com

"We say what we mean, we do what we say, and we always get the job done."

Reliability Matters

[CTG Letterhead]

October 28, 2016

BY COURIER AND ELECTRONIC MAIL

Mr. Brian Harper, CFA
Harper Asset Management, LLC
6680 Gunpark Drive, Suite 202B
Boulder, CO 80301
bharper@harperasset.com

Re: Notification of Deficiency under Rule 14a-8

Dear Mr. Harper:

On October 21, 2016, we received a letter from you postmarked October 18, 2016, requesting that Computer Task Group, Incorporated (the "Company") include your shareholder proposal (the "Proposal") in the Company's proxy materials for its 2017 annual meeting of shareholders (the "Annual Meeting").

Based on a review of our records and of the information provided by you, we have been unable to conclude that the Proposal meets the minimum ownership requirements of Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy materials. In order to be eligible to include a proposal in the proxy materials for the Annual Meeting, Rule 14a-8 requires that a shareholder have continuously held at least $2,000 in market value or 1% of the Company's common stock for at least one year as of the date that the proposal is submitted. In addition, a shareholder must continue to hold those securities through the date of the meeting and must so indicate to the Company.

Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership verifying that at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. You have not provided this required information to us. To remedy this deficiency, you must submit proof of your ownership of the minimum amount of securities of the Company required by Rule 14a-8(b) as of the date that you submitted the Proposal. Your letter must also represent that you intend to hold these securities through the date of the Annual Meeting. As explained in Rule 14a-8(b), proof of ownership may be in the form of:

- A written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement.

- If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares of the Company as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (ii) a written statement that you have continuously held the required number of share for the one year period as of the date of the statement.

As a reminder, Staff Legal Bulletin No. 14F (SLB 14F) provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Rule 14a-8 requires you to correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. Pursuant to Rule 14a-8(f)(1), we are hereby formally notifying you that, to enable further consideration of the proposal, a response in compliance with Rule 14a-8 must be postmarked or transmitted electronically to the Company no later than 14 days from the date you receive this notification.

If you adequately correct the deficiencies within the required time frame, the Company will then address the substance of your proposal. The Company reserves the right to raise any substantive objections it has to your proposal at a later date. Please send any correspondence to my attention at peter.radetich@ctg.com.

Sincerely,

Peter P. Radetich

Peter P. Radetich
Senior Vice President & Secretary

Exhibit F

Reply email from Proponent

(See attached)

From: Brian Harper [bharper@harperasset.com]
Sent: Monday, October 31, 2016 11:54 AM
To: Peter RadeĀch
Subject: Re: Fw:

Hi Peter,

Thank you for the response. I have not been a shareholder for over a year, so I will not be providing supporting information or amending the proposal.

However, as a move toward improved corporate governance, I would suggest that the company voluntarily elect to put a declassification proposal on the next year's proxy, and to declassify the board. Allowing all board members to stand for annual election offers better accountability to shareholders, and allows more flexibility should the owners of the company desire to sell the company or make changes at the board or management level. Please relay my request to the board of directors. I believe that such a proposal would have support from other shareholders. Please let me know the board's response.

Thank you,
Brian

On Mon, Oct 31, 2016 at 8:24 AM, Peter Radetich <peter.radetich@ctg.com> wrote:

Mr. Harper,

Please see the aĀached correspondence regarding your shareholder proposal

---

From: Peter RadeĀch
Sent: Thursday, October 27, 2016 11:49 AM
To: Peter RadeĀch
Subject:

Peter P. Radetich
Senior Vice President, Secretary & General Counsel
800 Delaware Avenue, Buffalo, New York 14209
Office: 716-887-7366
Mobile: 716-523-5719
your.email@ctg.com
www.ctg.com

"We say what we mean, we do what we say, and we always get the job done."

Reliability Matters

--
Regards,
Brian Harper, CFA
Chief Investment Officer
Harper Asset Mgmt, LLC
bharper@harperasset.com